Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

August 19, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Keane Group, Inc.
Registration Statement on Form S-4
Filed July 16, 2019
File No. 333-232662 (the “Registration Statement”)

Ladies and Gentlemen:

We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated August 12, 2019, concerning the Registration Statement (the “Comment Letter”), and on behalf of Keane Group, Inc. (the “Company”) respond below. We have also filed simultaneously Amendment No. 1 to the Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter.

For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The Company’s responses to the Staff’s comments are as follows:

The Merger

Background of the Merger, page 70

1.

You state that on March 18, in response to explicit instructions to address these issues, Morgan Stanley “provided a preliminary discussion on C&J as a standalone business, other potential transaction counterparties and strategic opportunities and the broader market.” If the C&J Board’s determination to continue exploring the Keane transaction meant that C&J explicitly rejected or terminated its consideration of other (pending) particular transactions or material strategic opportunities, please discuss the extent to which C&J considered any business combinations or alternatives other than the merger with Keane. If instead the C&J Board never seriously considered other business combinations or alternatives from the time that it began communications with Keane (including any alternatives presented to the C&J Board by Morgan Stanley), please revise to make this clear.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 74 of Amendment No. 1 to provide additional disclosure regarding the C&J Board’s consideration of other business combinations or alternatives.

Certain C&J Unaudited Prospective Financial and Operating Information

Summary of Certain C&J Unaudited Prospective Financial and Operating Information, page 95

2.

We note your disclosure regarding financial projections prepared by the management teams of C&J and Keane, respectively. Please revise your disclosure here, in the section summarizing Keane’s financial projections, and at page 124 under “Certain Estimated Cost Synergies,” to disclose, and quantify as appropriate, the material assumptions underlying these projections and estimates.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on pages 96, 110 and 125 of Amendment No. 1 to provide additional disclosure about the material assumptions underlying the C&J and Keane financial projections and estimates.

Opinion of C&J’s Financial Advisor, page 96

3.

Please discuss in greater detail how each of the respective financial advisors selected the companies used in Morgan Stanley’s trading multiple analysis, Citi’s selected public companies analyses, and Lazard’s comparable companies analysis.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on pages 102, 114, 115 and 122 of Amendment No. 1 to elaborate on the criteria used by the financial advisors in connection with their respective analysis.

Unaudited Pro Forma Condensed Combined Financial Statements, page 174

4.	Please update the accounting and disclosures in your filing as necessary to comply with all applicable comments written on any corresponding sections of your periodic filings.

The Company respectfully acknowledges the Staff’s comment and acknowledges the Comment Letter dated August 12, 2019 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2018, filed February 27, 2019, and Form 10-Q for the fiscal quarter ended June 30, 2019, filed July 31, 2019. In that regard, Amendment No. 1 and the Company’s Form 10-K and two most recent Form 10-Qs have been revised accordingly.

5.

We note that you prepared the pro forma financial statements to illustrate the acquisition of C&J Energy Services, Inc. by Keane Group Inc., although you have described the transaction as a “merger of equals” and included disclosures on pages 20 and 144 indicating that a final determination as to which entity would be the accounting acquirer, if the transaction does proceed, will not be made until the closing date.

Please expand the disclosures referenced above, and add comparable disclosures along with your pro forma information, to describe the various facts and circumstances underlying your preliminary determination that may change and lead you to conclude that C&J Energy Services, Inc., rather than Keane Group, Inc., would be the accounting acquirer. Please address the sensitivity of your preliminary identification of the accounting acquirer to the extent or manner of change in such underlying facts and circumstances.

Given the uncertainty that you have expressed, tell us how you have considered the requirement of Rule 11-02(b)(8) of Regulation S-X in deciding that you would not also present pro forma financial statements to illustrate the acquisition of Keane Group, Inc. by C&J Energy Services, Inc., presumably in a reverse merger, as it appears this would constitute a significantly different result.

The Company respectfully acknowledges the Staff’s comment. The Company’s description of the accounting treatment was not intended to indicate that there is any uncertainty with respect to its conclusion that the Company is the accounting acquirer. Rather, the disclosure was intended to communicate that provisions of ASC 805-10 and 810-10 must be applied as of the acquisition date. The Company also has considered the requirement of Rule 11-02(b)(8) of Regulation S-X. The Company completed its analysis based on the terms of Merger Agreement, dated June 16, 2019, and other agreed upon terms related to governance of the Combined Company. The Exchange Ratio that will be used to exchange the shares of C&J Common Stock for shares of Keane Common Stock is locked and not subject to change based on any market factors. Additionally, there are no facts or circumstances that could change and affect the Company’s conclusion that the Company is the accounting acquirer without renegotiating the terms of the merger and governance of the Combined Company. In that regard, the Company has revised the disclosure of the accounting treatment on pages 19 and 145-146 of Amendment No. 1 accordingly, but has not added additional pro forma presentations to Amendment No. 1.

6.

Please update the historical and pro forma financial information disclosed in your registration statement to reflect the most recent interim periods for which financial reports have been filed by Keane Group, Inc., and C&J Energy Services, Inc.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has updated the historical and pro forma financial statements in Amendment No. 1 accordingly.

Comparison of Stockholders’ Rights

Forum Selection, page 207

7.

We note that the forum selection provision of the combined company identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company respectfully acknowledges the Staffs comment. In that regard, the Company has revised the disclosure on page 209 of Amendment No. 1 to elaborate that such provision does not apply to claims under the Securities Act or Exchange Act. In addition, the Company advises the Staff that it included a risk factor in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, entitled “Our certificate of incorporation and bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.” The Company advises the Staff that it will revise the risk factor in future annual reports on Form 10-K, and to the extent that the Company includes such risk factor with its quarterly reports on Form 10-Q, similarly as in Amendment No. 1 to elaborate that such provision does not apply to claims under the Securities Act or Exchange Act. The Company believes that by adding these disclosures to its future filings, investors will be informed that the reference “to the fullest extent permitted by law” will not apply to actions brought under the Securities Act or the Exchange Act.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman
Stuart D. Freedman

cc:	Joseph Klinko, Securities and Exchange Commission

Karl Hiller, Securities and Exchange Commission

Irene Barberena-Meissner, Securities and Exchange Commission

Timothy S. Levenberg, Securities and Exchange Commission

Robert W. Drummond, Keane Group, Inc.

Gregory L. Powell, Keane Group, Inc.

Kevin M. McDonald, Keane Group, Inc.

Phung Ngo-Burns, Keane Group, Inc.

Michael E. Gilligan, Schulte Roth & Zabel LLP

Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP

Danielle Hunter, C&J Energy Services, Inc.

Mike Galvan, C&J Energy Services, Inc.

Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Adam D. Larson, P.C., Kirkland & Ellis LLP

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